UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                           PROBUSINESS SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    742674104
                                 (CUSIP Number)

                               ------------------

                                David C. Hodgson
                    c/o General Atlantic Service Corporation
                                3 Pickwick Plaza
                          Greenwich, Connecticut 06830
                            Tel. No.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                December 17, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

742674104                                                     Page 2 of 22 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners, LLC

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,174,199
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          3,174,199

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,199

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          13.6%

14        Type of Reporting Person (See Instructions)

          OO

742674104                                                     Page 3 of 22 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 39, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,174,199
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          3,174,199

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,199

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          13.6%

14        Type of Reporting Person (See Instructions)

          PN

742674104                                                     Page 4 of 22 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          General Atlantic Partners 59, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,174,199
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          3,174,199

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,199

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          13.6%

14        Type of Reporting Person (See Instructions)

          PN

742674104                                                     Page 5 of 22 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,174,199
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          3,174,199

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,199

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          13.6%

14        Type of Reporting Person (See Instructions)

          PN

742674104                                                     Page 6 of 22 Pages

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          GAP Coinvestment Partners II, L.P.

2         Check the Appropriate Box if a Member of a Group                (a)[X]
          (See Instructions)                                              (b)[ ]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant
          to Items 2(d) or 2(e)                                              [ ]


6         Citizenship or Place of Organization

          Delaware

                                7         Sole Voting Power

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        3,174,199
             WITH
                                9         Sole Dispositive Power

                                          -0-

                                10        Shared Dispositive Power

                                          3,174,199

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          3,174,199

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          13.6%

14        Type of Reporting Person (See Instructions)

          PN

742674104                                                     Page 7 of 22 Pages

         Item 1. Security and Issuer.

         The title of the class of equity securities of ProBusiness Services, Inc., a Delaware corporation (the "Company"), to which this statement relates is the Company's Common Stock, par value $.001 per share (the "Common Stock"). The address of the principal executive offices of the Company is 4125 Hopyard Road, Pleasanton, CA 94588.

         Item 2. Identity and Background.

         This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended. The members of the group are General Atlantic Partners, LLC, a Delaware limited liability company ("GAP"), General Atlantic Partners 39, L.P., a Delaware limited partnership ("GAP 39"), General Atlantic Partners 59, L.P., a Delaware limited partnership ("GAP 59"), GAP Coinvestment Partners, L.P., a New York limited partnership ("GAPCO") and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP, GAP 39, GAP 59 and GAPCO, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP 39 and GAP 59 is GAP. The managing members of GAP are Steven A. Denning, Peter L. Bloom, David C. Hodgson, William O. Grabe, William E. Ford, Clifton S. Robbins and Franchon M. Smithson (collectively, the "GAP Managing Members"). David Hodgson is a director of the Company. The GAP Managing Members are also the general partners of GAPCO and GAPCO II. The business address of each of the GAP Managing Members is 3 Pickwick

742674104                                                     Page 8 of 22 Pages

Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAP Managing Members is as a managing member of GAP. Each of the GAP Managing Members is a citizen of the United States.

         None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such Reporting Person or individual being subject to a judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

         Item 3. Source and Amount of Funds or Other Consideration.

         This statement is being filed as a result of the Reporting Persons entering into a Limited Liability Company Agreement, dated as of December 9, 1999 (the "Agreement"), with Thomas H. Sinton ("Sinton") pursuant to which the Reporting Persons and Sinton agreed to form InterPro Holdings, LLC, a Delaware limited liability company ("InterPro Holdings"). The Reporting Persons beneficially own 50% of the membership interests of InterPro Holdings. Sinton beneficially owns the remaining 50% of the membership interests in InterPro Holdings.

         In accordance with the terms of the Agreement and pursuant to the Contribution Agreement, dated December 16, 1999 (the "Contribution Agreement"), among GAP 39, GAP 59, GAPCO, GAPCO II, Sinton and InterPro Holdings, which is attached as Exhibit 2 of this Schedule 13D, on December 17, 1999, Sinton contributed 1,000,000 shares of Common Stock of the Company to InterPro Holdings.

742674104                                                     Page 9 of 22 Pages

         Item 4. Purpose of Transaction.

         The Reporting Persons acquired the shares of Common Stock for investment purposes. From time to time the Reporting Persons may acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock owned by them. None of the Reporting Persons has any other plans which relate to or would result in any of the items listed in paragraphs (a) through (j) of Item 4.

         Item 5. Interest in Securities of the Issuer.

         (a) As of the date hereof, GAP, GAP 39, GAP 59, GAPCO and GAPCO II each owns of record no shares of Common Stock, 1,851,009 shares of Common Stock, no shares of Common Stock, 323,190 shares of Common Stock and no shares of Common Stock, respectively, or 0.0%, 8.0%, 0.0%, 1.4% and 0.0%, respectively, of the Company's issued and outstanding shares of Common Stock.

         By virtue of the fact that (i) the Reporting Persons beneficially own 50% of the membership interests of InterPro Holdings and may designate 50% of the managers of the Board of Managers of InterPro Holdings and (ii) the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and that GAP is the general partner of GAP 39 and GAP 59, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the shares of Common Stock owned by each of the Reporting Persons. Accordingly, as of December 17, 1999, each of the Reporting Persons may be deemed to own beneficially an aggregate of 3,174,199 shares of Common Stock or 13.6% of the Company's issued and outstanding shares of Common Stock.

         (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 3,174,199 shares of Common Stock that may be deemed to be owned beneficially by each of them.

742674104                                                    Page 10 of 22 Pages

         (c) Except as set forth herein, to the knowledge of the Reporting Persons with respect to the persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

         (e) Not Applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

         As noted above, the GAP Managing Members are the partners authorized and empowered to vote and dispose of the securities held by GAPCO and GAPCO II, and GAP is the partner authorized and empowered to vote the dispose of the securities held by GAP 39 and GAP 59. Accordingly, GAP and the GAP Managing Members may, from time to time, consult among themselves and coordinate the voting and disposition of the Company's shares of Common Stock as well as such other action taken on behalf of the Reporting Persons with respect to the Company's shares of Common Stock as they deem to be in the collective interest of the Reporting Persons.

         Item 7. Materials to be Filed as Exhibits.

                 Exhibit 1: Agreement relating to the filing of joint
                            acquisition statements as required by Rule
                            13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                 Exhibit 2: Contribution Agreement, dated December 16, 1999.

                 Exhibit 3: Powers of Attorney related to GAP, GAPCO and GAPCO
                            II.

742674104                                                    Page 11 of 22 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 23, 1999.

                                    GENERAL ATLANTIC PARTNERS, LLC

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 39, L.P.

                                    By:     General Atlantic Partners, LLC,
                                            Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GENERAL ATLANTIC PARTNERS 59, L.P.

                                    By:     General Atlantic Partners, LLC,
                                            Its general partner

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

742674104                                                    Page 12 of 22 Pages

                                    GAP COINVESTMENT PARTNERS, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact

                                    GAP COINVESTMENT PARTNERS II, L.P.

                                    By: /s/ Thomas J. Murphy
                                    ------------------------
                                    Name:  Thomas J. Murphy
                                    Title: Attorney-In-Fact